EXHIBIT 99.2
Second Quarter 2007 Management’s Discussion and Analysis

August 13th 2007

The Management's Discussion and Analysis (MD&A) focuses on significant factors that affected Pan American Silver Corp.’s and its subsidiaries’ (“Pan American” or the “Company”) performance and such factors that may affect its future performance.  The MD&A for the second quarter ending June 30, 2007, and 2006, should be read in conjunction with the unaudited consolidated financial statements for the three and six months ended June 30, 2007 and 2006 and the related notes contained therein, which have been prepared in conformity with Canadian GAAP.  In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended December 31, 2006, the related MD&A, and Pan American’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40F.  All figures are in United States dollars unless otherwise noted.

Some of the statements in this MD&A are forward-looking statements that are subject to risk factors set out in the cautionary note contained herein.

Significant Events during the Second Quarter

Commercial Production at Alamo Dorado

Management determined that the Alamo Dorado mine in Mexico achieved commercial production, as of April 1, 2007.  As a consequence, sales, operating costs and depreciation and amortization charges for Alamo Dorado have been accounted for in the Consolidated Statement of Operations with effect from April 1, 2007.  The mine produced over 233,000 ounces of silver in April and continued to improve throughout the second quarter, with June’s production of nearly 350,000 ounces of silver, which was within 8 per cent of budgeted production and clearly sufficient to declare commercial production.

Expansion at San Vicente

In June 2007, Pan American announced plans to proceed with a project to expand production at the San Vicente silver-zinc mine located in the department of Potosi, Bolivia. The expansion plans include the construction of a new 750 tonnes per day processing facility, together with the related underground mine development necessary to achieve sustained production at this rate.  In connection with expanding production at San Vicente, Pan American purchased an additional 40 per cent interest in Pan American Silver (Bolivia) S.A. (“PASB”), the operating entity of San Vicente, for $9.0 million plus a 2 per cent NSR royalty, factored by 80 per cent, payable only after Pan American has recovered its capital investment in San Vicente and only when the average price of silver in a given financial quarter is $9.00 per ounce or greater.  As a result of this purchase, Pan American has increased its ownership interest in PASB to 95 per cent.

The Company’s technical report for the San Vicente expansion project, filed on SEDAR on July 20, 2007, indicates that Pan American's 95 per cent interest in the San Vicente mine will provide an undiscounted after-tax cash flow of $50.9 million over a 12-year life, generate an internal rate of return of 22 per cent and have a capital payback of 2.9 years (using metal price assumptions of $9.00 per ounce silver and $2,100 per tonne zinc, other than for 2007 wherein $10.00 per ounce silver and $3,000 per tonne zinc were assumed).  Pan American estimates that, once the expansion of San Vicente is complete and the mine is operating at capacity, San Vicente should produce approximately 2.8 million ounces of silver annually, on a 100 per cent basis, at an average cost of less than $2.52 per ounce, net of zinc byproduct credits, for the first five years of the operation.  The expansion should take approximately 18 months to complete, at an estimated capital cost of approximately $40.5 million, which includes a 10 per cent allowance for unforeseen escalation in construction costs, in addition to a 15 per cent contingency.

Results of Operations

The table below sets out selected quarterly results for the past fourteen quarters, which are stated in thousands of US dollars, except for the per share amounts.

Year	Quarter (unaudited)	Sales	Mine operating earnings(1)	Net income/(loss) for the period	Basic earnings (loss) per share
2007	June 30	$79,211	$31,417	$18,472	$0.24
	March 31	$48,057	$14,874	$20,435	$0.27
2006	Dec.31	$82,588	$35,063	$29,648	$0.39
	Sept. 30	$64,268	$29,221	$16,355	$0.22
	June 30	$62,848	$31,060	$14,964	$0.21
	March 31	$45,744	$17,976	$(2,761)	$(0.04)
2005	Dec.31	$37,871	$8,683	$(29,514)	$(0.44)
	Sept. 30	$30,086	$4,961	$172	$0.00
	June 30	$25,358	$4,526	$4,971	$0.07
	March 31	$29,086	$3,488	$(4,223)	$(0.06)
2004	Dec. 31	$30,022	$3,402	$13,527	$0.21
	Sept. 30	$27,916	$6,357	$358	$0.01
	June 30	$21,179	$2,640	$3,352	$(0.09	)(2)
	March 31	$15,708	$2,395	$(2,023)	$(0.08	)(2)

(1)	Mine operating earnings are equal to sales less cost of sales and depreciation and amortization, which is considered to be substantially the same as gross margin.
(2)	Includes charges associated with early conversion and accretion of the Debentures

For the three months ended June 30, 2007, the Company generated net income of $18.5 million (basic earnings per share of $0.24) compared to net income of $15 million (basic earnings per share of $0.21) for the corresponding period in 2006.  The improved financial results for the quarter were primarily due to higher metal prices and the fact that earnings for the second quarter of 2006 included a $4.8 million loss from forward sale contracts compared to a gain of $0.9 million in the second quarter of 2007.

For the six-month period ended June 30, 2007 the Company’s net income was $ 38.9 million (basic earnings per share of $0.51), compared to net income of $12.2 million (basic earnings per share of $0.17) for the corresponding period in 2006.  Included in the net income for the six-month period ended June 30, 2007 was a gain on the sale of the Company’s interest in the Dukat mine in Russia of $10.25 million.  The net income for the six-month period ended June 30, 2006 included a loss of $16.6 million relating to commodity and currency contracts.

Sales for the second quarter of 2007 were $79.2 million, a 26 per cent increase from sales in the corresponding period in 2006.  Sales in the second quarter of 2007 benefited from production from Alamo Dorado and San Vicente, increased production from the La Colorada mine and higher realized metal prices.  Sales in the second quarter of 2007 were negatively impacted by the fact that the Company’s Peruvian operations shipped less concentrate in the second quarter of 2007 versus the year-earlier period (shipments of concentrate are an essential criterion for revenue recognition).  As was the case in the first quarter of 2007, the Company shipped less concentrate than it produced during the second quarter of 2007.  At June 30, 2007 the Company had approximately 13,600 tonnes of concentrate inventory on hand as compared to approximately 3,700 tonnes at December 31, 2007.  This concentrate inventory should be shipped and the Company should recognize the related revenues in the third and fourth quarters of 2007.

Sales for the six-month period ended June 30, 2007 were 17 per cent higher than the sales for the comparable period in 2006, due primarily to higher realized metal prices, production from Alamo Dorado, and increased production from the La Colorada and San Vicente mines, which was partially offset by lower concentrate quantities shipped from the Peruvian operations in the first six-months of 2007.

Cost of sales for the three months ended June 30, 2007 was $40.8 million, a 48 per cent increase from the $27.6 million recorded in the same period of 2006.  Cost of sales for the second quarter of 2007 were higher due to production from Alamo Dorado and San Vicente and increased mining and milling rates at La Colorada, Huaron and Morococha relative to a year ago.  In addition, and consistent with industry-wide experience, mining and milling costs on a per tonne basis have escalated at all of the Companies operations by, on average, 16 per cent over the last year.

Cost of sales for the six-month period ended June 30, 2007, increased by 34 per cent over the comparable period of 2006.  The factors described above were the primary reasons for the increase from the comparable period in 2006.

Depreciation and amortization charges for the second quarter of 2007 increased to $7.0 million from $4.2 million recorded for the corresponding period in 2006.  For the six-month period ended June 30, 2007, these charges increased to $11.2 million from $7.6 million a year ago.  Commercial production at Alamo Dorado and higher milling rates at La Colorada and San Vicente were the main reasons for the increase in both the three-month and six-month periods ended June 30, 2007 compared to the depreciation and amortization charges recorded in the respective periods of 2006.

Mine operating earnings in the second quarter of 2007 were $31.4 million were the second highest in the Company’s history, and slightly higher than the mine operating earnings generated in the second quarter 2006 of $31.1 million, and more than double the mine operating earnings generated in the first quarter of 2007.  Higher metal prices, increased silver production and the shipment of larger quantities of concentrates resulted in the improving trend in mine operating earnings over the first quarter of 2007.

During the six-month period ended June 30, 2007, the Company generated mine operating earnings of $46.3 million compared to mine operating earnings of $49.0 million in the same period of 2006.  Higher sales were more than offset by higher cost of sales and depreciation and amortization charges relative to the comparable period of 2006.

General and administration costs for the three-month period ended June 30, 2007, including stock-based compensation, were $2.7 million. These costs, which were $2.4 million for the comparable quarter in 2006, were negatively impacted by the continued strength in the Canadian dollar as compared to the US dollar.  General and administration costs of $4.5 million for the six-month period ended June 30, 2007 (compared to $4.3 million in the same period in 2006), increased primarily for the same reason.

Explorationand project development expenses for the second quarter of 2007 were $0.7 million (second quarter 2006, $0.6 million) and mostly reflect exploration activities at La Colorada and Morococha.  The Company expects to continue a similar level of exploration activity for the remainder of the year.  Exploration expenses for the first six-months of 2007 were $1.3 million (first six-months of 2006, $1.9 million).  Exploration costs in the six-month comparable period of 2006 were incurred primarily to complete the feasibility study for the Manantial Espejo project, which is now under construction.

Asset retirement and reclamation expense of $0.8 million in the second quarter of 2007 (second quarter 2006, $0.6 million) related to the accretion of the Company’s mines closure liabilities.  The accretion for the six-month period ended June 30, 2007 was $1.4 million compared to $1.2 million for the same period of 2006.  The slight increase in the accretion charge relative to last year is directly due to the Company increasing its estimate for the future consolidated mine closure liability at the end of 2006.

Interest and financing expense in the second quarter of 2007 of $0.1 million remained similar to the $0.2 million of interest expenses and transactional bank fees incurred during the same period in 2006.  The expense for the six-month period ended June 30, 2007 was $0.3 million, which was also similar to the expense for the comparable period.

Investment and other income of $1.9 million (second quarter 2006, $1.4 million) represented interest income received from cash balances the Company maintained during the quarter.  Investment and other income for the six-month period ended June 30, 2007 was $3.7 million (six-month period ended June 30, 2006, $1.7 million).  The higher interest rate environment prevailing in 2007, combined with higher average cash balances resulted in the increase over the comparable periods.

Income tax provision of $10.2 million for the second quarter was a significant increase from the $7.6 million in the comparable period of 2006 due to taxable income generated by San Vicente and an increase in the future income tax provision associated with the Company’s Mexican operations. Income tax provision for the six-month period ended June 30, 2007 increased to $12.8 million from the $11.6 million recorded in the same period of 2006, primarily for the same reasons.

Metal Production

Pan American produced a record 4.2 million ounces of silver in the second quarter of 2007, a 27 per cent increase from the corresponding period in 2006, primarily as a result of silver production from the Alamo Dorado and San Vicente mines.  Increased silver production was achieved at La Colorada and Huaron by increasing milling rates, however lower grades resulted in offsetting decreases in silver production at Quiruvilca, Morococha and the Pyrite Stockpile.

Consolidated base metal and gold production also increased over production levels from a year ago, with higher mill tonnage outweighing the impact of generally lower ore grades.  Gold production increased sharply as a result of production from Alamo Dorado.  Please refer to the “Financial & Operating Highlights” section of this second quarter report for a detailed breakdown of each mine’s production data.

Total Cash and Production Costs per Ounce for Payable Silver

Consolidated total cash costs for the three-month period ended June 30, 2007 were $2.61 per ounce compared to $1.17 per ounce for the corresponding period of 2006 and $2.98 per ounce in the first quarter of 2007.  The increase in cash costs relative to a year ago was primarily a result of including production from Alamo Dorado and San Vicente, which recorded cash costs per ounce of $4.01 and $3.74 per ounce, respectively.  The second quarter of 2007 was Alamo Dorado’s first quarter of commercial production and the cash cost per ounce is expected to decline during the remainder of the year to approximately $3.27 per ounce.  In addition, ore grades at the Quiruvilca mine, relative to a year ago, resulted in lower silver production, decreased by-product credits and consequently cash costs of $1.30 per ounce compared to negative $1.07 per ounce recorded in the second quarter of 2006.  At Morococha, the by-product credits continued to be greater than the operating costs, resulting in cash costs per ounce of negative $5.23 (compared to negative $3.81 in the comparable period of 2006).  The cash costs per ounce remained relatively similar at Huaron, the Pyrite Stockpile and at La Colorada, as compared to those recorded in the first quarter of 2007 and in the comparable period in 2006.

The Company reports the cash cost per ounce of payable silver. This non-GAAP measure is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as benchmarks for performance measurement, but does not have standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.  To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our operating costs, as shown in our unaudited Consolidated Statement of Operations for the three and six-month periods.

		Three months ended June 30		Six months ended June 30
		2007	2006	2007	2006
Cost of sales		$40,800	$27,613	$69,761	$51,910

Add/(Subtract)
Smelting, refining, and transportation charges		22,583	16,594	42,343	30,679
By-product credits		(55,351)	(41,265)	(100,889)	(73,593)
Mining royalties		1,454	838	2,945	1,685
Workers participation		(2,265)	(2,478)	(3,410)	(3,818)
Change in inventories		2,620	1,332	5,512	2,413
Other		148	539	(124)	1,375
Minority interest adjustment		239	389	238	343
Alamo Dorado Commissioning Costs		-	-	2,719	-
Cash Operating Costs	A	$10,229	$3,562	$19,095	$10,994

Add/(Subtract)
Depreciation and amortization		6,994	4,175	11,216	7,646
Asset retirement and reclamation		760	614	1,396	1,228
Change in inventories		1,322	(29)	851	337
Other		(42)	(173)	(83)	(65)
Minority interest adjustment		(369)	(145)	(574)	(302)
Alamo Dorado Commissioning Costs		-	-	1,304	-
Production Costs	B	$18,894	$8,004	$33,205	$19,838

Payable Ounces of Silver (in ‘000 ounces)	C	3,917	3,048	6,986	6,080
Total Cash Cost per Ounce	A/C	$2.61	$1.17	$2.73	$1.81
Total Production Costs per Ounce	B/C	$4.82	$2.63	$4.75	$3.26

Liquidity and Capital Resources

At June 30, 2007, cash plus short-term investments were $143.7 million, an $18.6 million decrease from March 31, 2007.  This decrease in cash plus short-term investments, together with cash generated by operations of $18.2 million and cash provided by financing activities of $5.6 million was used to fund investments of $41.9 million in mineral property plant and equipment during the second quarter.  Investments in mineral property plant and equipment occurred primarily at the Company’s two construction projects, Manantial Espejo and San Vicente, where $20.8 million and $12.6 million (including the acquisition of an additional 40% interest in San Vicente) were expended respectively. Significant investments also occurred at Morococha and La Colorada, where $2.9 million was invested in mine development at each mine.

Working capital at June 30, 2007 was $201.2 million, a decrease of $6.2 million from March 31, 2007.  The decrease in working capital resulted from an $18.6 million decrease in cash and short-term investments plus a $5.7 million increase in current liabilities, partially offset by an $18.1 million increase in other current assets, mostly reflected in higher accounts receivable and inventories balances.  Accounts receivable balances have increased due to timing of shipments while higher inventory balances were primarily a consequence of production ramping up at Alamo Dorado.  The main reason for the increase in current liabilities was the receipt of advances on concentrate shipments of $4.0 million.

Shareholders’ equity at June 30, 2007 amounted to $556.9 million, an increase of $21.7 million from shareholders’ equity at March 31, 2007. This increase resulted primarily from the net income generated during the second quarter of $18.5 million and from proceeds received on the exercise of stock options of $1.5 million.  At June 30, 2007, the Company had 76.5 million common shares issued and outstanding.

The Company’s financial position at June 30, 2007 and the operating cash flows that are expected over the next twelve months leads management to believe that the Company’s liquid assets are sufficient to fund planned capital expenditures, including the construction of Manantial Espejo and expansion of San Vicente, and to discharge liabilities as they come due.

The Company does not have any off-balance sheet arrangements or commitments that have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that is material, other than those disclosed in this MD&A and the audited consolidated financial statements and the related notes. The Company had the following contractual obligations at June 30, 2007:

Payments due by period (in thousands of dollars)
		Less than	1 - 3	4 - 5	After
	Total	1 year	years	years	5 years
Capital Lease Obligations	$ 589	$ 589	$
Purchase Obligations (1)	18,741	18,741
Total contractual obligations	$ 19,330	$ 19,330	$

(1) Contract commitments for construction materials for the Manantial Espejo and San Vicente projects existing at June 30, 2007, which will be incurred during 2007 and 2008.

Financial Instruments

At the end of the second quarter of 2007, the Company had fixed the price of 600,000 ounces of silver produced during the second quarter and contained in concentrates, which are due to be priced in July and August of 2007 under the Company’s concentrate contracts.  The price fixed for these ounces averaged $13.38 per ounce while the spot price of silver was $12.54 on June 30, 2007, resulting in a mark to market gain of $0.5 million.

Approximately one-third of the Company’s operating and capital expenditures are denominated in local currencies other than the US dollar.  These expenditures are exposed to fluctuations in US dollar exchange rates relative to the local currencies.  From time to time, the Company mitigates part of this currency exposure by accumulating local currencies or by entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to US dollars.  In anticipation of operating expenditures in Mexican pesos (“MXN”), at June 30, 2007 the Company has entered into foreign currency contracts with an aggregated nominal value of $3 million settling between July and September of 2007 at an average MXN/US$ exchange rate of 11.05, in addition to holding cash balances equivalent to $4.4 million in MXN.  In anticipation of operating expenditures in Peruvian soles (“PEN”), at June 30, 2007 the Company was holding cash balances equivalent to $13.5 million in PEN.  At June 30, 2007, the mark to market value of the Company’s local currencies positions was a gain of $0.1 million, based on spot MXN/US$ exchange rates of 10.79 and spot PEN/US$ exchange rates of 3.17.

Change in Accounting Policies and Initial Adoption

The significant accounting policies outlined within the Consolidated Financial Statements of the Company for the year ended December 31, 2006 have been applied consistently for the three and six months ended June 30, 2007, with the exception of several changes in accounting policy; which were retrospectively adopted on January 1, 2007, without restatement of prior periods.  The Company adopted the recommendations included in the following Sections of the Canadian Institute of Chartered Accountants Handbook:  Section 1530, “Comprehensive Income”, Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3865, “Hedges”, Section 3861, “Financial Instruments – Disclosure and Presentation”, and Section 3251, “Equity”.  The adoption of these new standards translated into the following changes as at January 1, 2007: a $153,000 increase in accumulated other comprehensive income and a $153,000 increase in short-term investments reported under assets.  The adoption of these new standards has no impact on the Company’s cash flow.  For more details relating to the changes in accounting policy, please refer to Note 3 of the unaudited consolidated financial statements for the three and six months ended June 30, 2007 and 2006.

Internal Controls over Financial Reporting

No changes were made to the Company’s internal controls over financial reporting during the second quarter of 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Exploration and Development Activities

Construction of the Manantial Espejo project in Argentina, which commenced in April 2006, is progressing well.  Expenditures at the project during the second quarter of 2007 were $20.8 million, primarily on equipment purchases, engineering, underground and surface mine developments, tailings facility construction, infrastructure construction both at the mine and in the nearby community, and administration.  Over the remainder of the year, the Company anticipates spending an additional $50 million on the construction of Manantial Espejo, which will be funded out of the Company’s existing treasury.

Development of two underground ramps have now advanced nearly 700 meters despite intercepting slightly more groundwater and cross-cutting worse than expected ground conditions, requiring some modifications to increase the dewatering pumping capacity and enhanced ground control measures.  Simultaneously, more than 600,000 tonnes were pre-striped from one of the pit areas by the end of the second quarter, inclusive of nearly 15,000 tonnes of low-grade ore which has been placed in stockpile according to plan.  Over 350,000 tonnes of the pre-stripped tonnage was used for the tailings dam construction.

Site earthworks were substantially complete by the end of the second quarter, with the placement of approximately 25 per cent of the total required concrete.  Tailings embankment construction has advanced well with completion achieved in late July, 2007.  The erection of the site administration facility is advancing ahead of schedule and the erection of the laboratory facility has also been initiated.

Management estimates that detailed engineering and procurement were approximately 55 per cent and 18 per cent complete, respectively, by the end of the second quarter.  Overall, management estimates the advance of the plant and infrastructure project to be approximately 11 per cent complete and remains on-budget and on-schedule for mechanical completion in May, 2008.

The expansion project at San Vicente announced by the Company in June, 2007 is already advancing well.  Expenditures at the project during the second quarter of 2007 were $4.5 million, primarily for deposits on equipment orders.  Over the remainder of the year, the Company anticipates spending an additional $15 million on the expansion of San Vicente, which will be funded out of the Company’s existing treasury.

Lyntek Inc., based in Denver, Colorado, has been involved in the preparation of the detailed engineering designs and was selected by the Company as the EPCM contractor for the plant construction.  Orders have been placed for most of the major plant equipment and a contract has been awarded to TDE of Bolivia for the installation of a new 30 kilometer power-line to the site.  Dynatec of Canada has been refurbishing a used hoist and designing a new head-frame for upgrading the existing shaft conveyance systems.   AMEC’s Peruvian office was awarded the detailed design works for the tailings disposal facility including construction quality control services.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
THIS MD&A CONTAINS “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF THE UNITED STATES “PRIVATE SECURITIES LITIGATION REFORM ACT” OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS MD&A, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “PLANS”, “PROJECTS” OR “PROJECTED”, “EXPECTS” OR “DOES NOT EXPECT”, “IS EXPECTED”, “ESTIMATES”, “FORECASTS”, “SCHEDULED”, “INTENDS”, “ANTICIPATES” OR “DOES NOT ANTICIPATE”, OR “BELIEVES”, OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS “MAY”, “CAN”, “COULD”, “WOULD”, “MIGHT” OR “WILL BE TAKEN”, “OCCUR” OR “BE ACHIEVED”. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO TIMING AND BUDGET OF CONSTRUCTION ACTIVITIES AT MANANTIAL ESPEJO AND THE COMPANY’S OTHER DEVELOPMENT PROJECTS, THE SUFFICIENCY OF PAN AMERICAN’S CURRENT CAPITAL AND ANTICIPATED CASH FLOW.  THE EXPECTED RESULTS FROM EXPLORATION ACTIVITIES, THE ECONOMIC VIABILITY OF THE DEVELOPMENT OF NEWLY DISCOVERED ORE BODIES, THE ESTIMATION OF MINERAL RESERVES AND RESOURCES, FUTURE PRODUCTION LEVELS, EXPECTATIONS REGARDING MINE PRODUCTION COSTS, THE REQUIREMENTS FOR ADDITIONAL CAPITAL, THE RESULTS OF DRILLING, AND PAN AMERICAN SILVER’S COMMITMENT TO, AND PLANS FOR DEVELOPING, NEWLY DISCOVERED AND EXISTING MINERALIZED STRUCTURES.

STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN SILVER AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, RISKS RELATED TO TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS, CHANGES IN LOCAL GOVERNMENT LEGISLATION, TAXATION OR THE POLITICAL OR ECONOMIC ENVIRONMENT, EXPOSURE TO FLUCTUATIONS IN THE LOCAL CURRENCIES OF THOSE COUNTRIES IN WHICH PAN AMERICAN CARRIES ON BUSINESS, THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC FACTORS, FUTURE PRICES OF SILVER, GOLD AND BASE METALS, INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR RISING COSTS, UNPREDICTABLE RISKS AND HAZARDS RELATING TO THE OPERATION AND DEVELOPMENT OF OUR MINES OR PROPERTIES, THE SPECULATIVE NATURE OF EXPLORATION AND DEVELOPMENT, FLUCTUATIONS IN THE PRICE FOR NATURAL GAS, FUEL, OIL AND OTHER KEY SUPPLIES, AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” CONTAINED IN THE COMPANY’S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED. THERE CAN BE NO ASSURANCE THAT ANY STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION.